Exhibit 12.1
Casella Waste Systems, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Fiscal Year Ended December 31,		Eight Months Ended December 31, 2014	Fiscal Year Ended April 30,
	2016	2015		2014	2013	2012
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(6,364)	$(10,430)	$(5,107)	$(25,511)	$(52,509)	$(76,110)
Loss from equity method investments	—	—	—	936	4,441	9,994
Impairment of equity method investment	—	—	—	—	—	10,680
Fixed charges	43,784	44,667	28,118	41,149	44,394	47,504
Less: interest capitalized	(273)	(62)	(333)	(256)	(368)	(407)
Earnings	$37,147	$34,175	$22,678	$16,318	$(4,042)	$(8,339)

Interest expense (includes amortization of any premium, discount and deferred financing costs)	$38,942	$40,420	$25,639	$38,175	$41,570	$45,008
Estimate of interest within rental expense	4,569	4,185	2,146	2,718	2,456	2,089
Interest capitalized	273	62	333	256	368	407
Fixed charges	$43,784	$44,667	$28,118	$41,149	$44,394	$47,504

Ratio of earnings to fixed charges	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(6,637)	$(10,492)	$(5,440)	$(24,831)	$(48,436)	$(55,843)

Fixed charges from above	$43,784	$44,667	$28,118	$41,149	$44,394	$47,504
Preferred stock dividends	—	—	—	—	—	—
Combined fixed charges and preferred stock dividends	$43,784	$44,667	$28,118	$41,149	$44,394	$47,504

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(6,637)	$(10,492)	$(5,440)	$(24,831)	$(48,436)	$(55,843)